UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WATCHGUARD TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

WATCHGUARD TECHNOLOGIES, INC.

(Names of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

941105108

(CUSIP Number of Class of Securities)

Edward J. Borey

Chief Executive Officer, President and Chairman of the Board

505 Fifth Avenue South, Suite 500

Seattle, Washington 98104

(206) 521-8340

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Stephen M. Graham

Elizabeth H. Lefever

Orrick, Herrington & Sutcliffe LLP

719 Second Avenue, Suite 900

Seattle, Washington 98104

(206) 839-4300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$30,425,705.16	$3,581.11

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,488,317 shares of WatchGuard common stock having an aggregate value of $30,425,705.16 as of the date of grant of such eligible options, will be cancelled and exchanged pursuant to the Offer. The aggregate value of the options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $117.70 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by WatchGuard Technologies, Inc. (“WatchGuard”) to exchange for replacement options to purchase WatchGuard common stock (the “Replacement Options”), all outstanding options to purchase WatchGuard common stock granted under WatchGuard’s 1996 Stock Incentive Compensation Plan, 2000 Stock Option Plan and Rapidstream, Inc. 1998 Stock Option Plan, each as amended (each, a “Plan” and together, the “Plans”) that (a) have an exercise price equal to or greater than $6 and (b) were granted to an eligible optionholder before the Offer and are still outstanding at the on the date the Offer expires (the “Eligible Options”). Replacement Options will be granted immediately after cancellation of the Eligible Options tendered and accepted for exchange. Each Replacement Option will be granted under the Plan from which the corresponding Eligible Option was originally granted. The exercise price of each Replacement Option will be the fair market value of WatchGuard’s common stock on the date the Replacement Options are granted and, except as described in the Offering Memorandum (as defined below), each Replacement Option will be vested and exercisable to the same degree as the original Eligible Option would have been had it not been cancelled; provided that in no event will a greater portion of a Replacement Option be vested the portion of the corresponding Eligible Option that was vested on the Cancellation Date.

The Replacement Options will have the terms set forth in, and the tender, acceptance, cancellation and exchange of Eligible Options will be effected in accordance with and subject to the conditions described in, the Offer to Exchange Eligible Outstanding Stock Options, dated April 19, 2005 (the “Offering Memorandum”) and the accompanying forms of Election Form and Notice of Change of Election, which are attached to this Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) respectively (collectively, as they may be amended from time to time, the “Offering Documents”). The information in the Offering Documents, including all schedules and annexes to the Offering Documents, is incorporated by reference in answer to the items required in this Schedule TO.

All optionholders who are employees (including officers) of WatchGuard or its subsidiaries are eligible to participate in the Offer.

Item 1. Summary Term Sheet.

The information set forth in the section entitled “Summary: Frequently Asked Questions” in the Offering Memorandum is incorporated herein by reference.

Item 2. Subject Company Information.

(a)    Name and Address. The name of the issuer is WatchGuard Technologies, Inc., a Delaware corporation. The address and telephone number of its principal executive offices are 505 Fifth Avenue South, Suite 500, Seattle, Washington 98104-3892, (206) 521-8340.

(b)    Securities. The subject class of securities consists of the Eligible Options. The information set forth in the section entitled “Summary: Frequently Asked Questions,” Section 1 (“Eligible Options; Replacement Option; Employment Status; Expiration and Extension of Offer; Notification”) and Section 2 (“Terms of Replacement Options”) in the Offering Memorandum.

(c)    Trading Market and Price. The information set forth in Section 13 of the Offering Memorandum (“Price Range of Common Stock; Dividends; Prior Public Offerings; Prior Purchases of Subject Securities”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)    Name and Address. The filing person is the issuer. The information set forth in Item 2(a) above and in Schedule A to the Offering Memorandum (“Information Concerning the Directors and Executive Officers of WatchGuard Technologies, Inc.”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)    Material Terms. The information set forth in the Offering Memorandum in the Section entitled “Summary: Frequently Asked Questions,” Section 1 (“Eligible Options; Replacement Options; Employment Status; Expiration and Extension of Offer; Notification”), Section 2 (“Terms of Replacement Options”), Section 4 (“Procedure for Tendering Options”), Section 5 (“Withdrawal or Change of Election”), Section 6 (“Acceptance and Cancellation of Options; Grant of Replacement Options”), Section 7 (“Conditions to the Offer; Waiver of Conditions”), Section 8 (“Source and Amount of Consideration”), Section 10 (“U.S. Federal Income Tax Consequences”) and Section 15 (“Status of Options Acquired in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference. In addition, form stock option letter agreements for the Plans are attached as Exhibits (d)(5), (d)(6), (d)(7), (d)(8) and (d)(9) to this Schedule TO. In general, the terms and conditions of the Replacement Options will be substantially similar to the terms and conditions of the form stock option letter agreements, except as otherwise described in the Offering Memorandum. Each optionee should, however, refer to the specific terms and conditions set forth in his or her individual stock option letter agreement(s), as those will be the terms and conditions applicable to his or her Replacement Option(s).

(b)    Purchasers. The information set forth in Section 14 of the Offering Memorandum (“Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(e)    Agreements Involving the Subject Company’s Securities. The information set forth in Section 14 of the Offering Memorandum (“Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)    Purposes. The Offer is being conducted for the compensatory purposes described in the Offering Memorandum. The information set forth in the Section entitled “Summary: Frequently Asked Questions” and Section 3 of the Offering Memorandum (“Purpose of the Offer; No Extraordinary Transactions; No Recommendation”) is incorporated herein by reference.

(b)    Use of Securities Acquired. The Eligible Options accepted for exchange by WatchGuard pursuant to the Offer will be canceled by WatchGuard in exchange for Replacement Options that WatchGuard intends to grant to each tendering optionholder on a date that is as soon as practicable after the cancellation date (and in no event later than two days after the cancellation date). The information set forth in the Offering Memorandum in Section 6 (“Acceptance and Cancellation of Options; Grant of Replacement Options”) and Section 15 (“Status of Options Acquired in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)    Plans. The information set forth in Section 3 of the Offering Memorandum (“Purpose of the Offer; No Extraordinary Transactions; No Recommendation”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)    Source of Funds. The information set forth in Section 8 of the Offering Memorandum (“Source and Amount of Consideration”) is incorporated herein by reference.

(b)    Conditions. The information set forth in Section 7 of the Offering Memorandum (“Conditions to the Offer; Waiver of Conditions”) is incorporated herein by reference.

(d)    Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)    Securities Ownership. The information set forth in Section 14 of the Offering Memorandum (“Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options”) is incorporated herein by reference.

(b)    Securities Transactions. The information set forth in Section 14 of the Offering Memorandum (“Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options”) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)    Solicitations or Recommendations. Not applicable.

Item 10. Financial Statements.

(a)    Financial Information. The information set forth in Section 12 of the Offering Memorandum (“Financial Information”) and the section entitled “Risk Factors Relating to the Offer” is incorporated herein by reference. In addition, the information set forth in the sections entitled “Selected Financial Data” and “Financial Statements and Supplementary Data” on pages 34 through 35 and pages 60 through 93 of WatchGuard’s annual report on Form 10-K for the year ended December 31, 2004 is incorporated herein by reference.

(b)    Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a)    Agreements, Regulatory Requirements and Legal Proceedings.

(1)    The information set forth in Section 14 of the Offering Memorandum (“Interests of Directors and Officers; Transactions in the Options; Agreements Involving the Options”) is incorporated herein by reference.

(2)    The information set forth in Section 16 of the Offering Memorandum (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(3)-(5)    Not applicable.

(b)    Other Material Information. Not applicable.

Item 12. Exhibits.

(a)(1)(i)    Offering Memorandum dated April 19, 2005

(a)(1)(ii)    Form of Election Form

(a)(1)(iii)    Form of Notice of Change of Election

(a)(1)(iv)    E-mail communication to WatchGuard Technologies, Inc. employees dated April 19, 2005

(a)(2)    The information regarding the purpose of the Offer set forth in Section 3 of the Offering Memorandum (“Purpose of the Offer; No Extraordinary Transactions; No Recommendation”) is incorporated by reference into this Item 12(a)(2).

(a)(3)-(5)    Not applicable

(b)    Not applicable

(c)    Not applicable

(d)(1)    WatchGuard Technologies, Inc. 1996 Stock Incentive Compensation Plan (incorporated by reference to Exhibit 10.6 to WatchGuard’s registration statement on Form S-1 (File No. 333-76587), originally filed with the Securities and Exchange Commission on April 20, 1999, as amended)

(d)(2)    WatchGuard Technologies, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.1 to WatchGuard’s quarterly report on Form 10-Q for the quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001)

(d)(3)    RapidStream, Inc. 1998 Stock Option Plan (incorporated by reference to Exhibit 10.1 to WatchGuard’s registration statement on Form S-8 (No. 333-86168) filed with the Securities and Exchange Commission on April 12, 2002)

(d)(4)    Form of WatchGuard Technologies, Inc. 1996 Stock Incentive Compensation Plan Stock Option Letter Agreement

(d)(5)    Form of WatchGuard Technologies, Inc. 1996 Stock Incentive Compensation Plan Nonqualified Stock Option Letter Agreement

(d)(6)    Form of WatchGuard Technologies, Inc. 2000 Stock Option Plan Nonqualified Stock Option Letter Agreement

(d)(7)    Form of RapidStream, Inc. 1998 Stock Option Plan Stock Option Letter Agreement

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WATCHGUARD TECHNOLOGIES, INC.

Date: April 19, 2005	/S/ EDWARD J. BOREY
Edward J. Borey
Chief Executive Officer, President and Chairman of the Board

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(i)	Offering Memorandum, dated April 19, 2005

(a)(1)(ii)	Form of Election Form

(a)(1)(iii)	Form of Notice of Change of Election

(a)(1)(iv)	E-mail communication to WatchGuard Technologies, Inc. employees dated April 19, 2005

(a)(2)	The information regarding the purpose of the Offer set forth in Section 3 of the Offering Memorandum (“Purpose of the Offer; No Extraordinary Transactions; No Recommendation”) is incorporated by reference into this Item 12(a)(2).

(a)(3)-(5)	Not applicable

(b)	Not applicable

(c)	Not applicable

(d)(1)	WatchGuard Technologies, Inc. 1996 Stock Incentive Compensation Plan (incorporated by reference to Exhibit 10.6 to WatchGuard’s registration statement on Form S-1 (File No. 333-76587), originally filed with the Securities and Exchange Commission on April 20, 1999, as amended)

(d)(2)	WatchGuard Technologies, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.1 to WatchGuard’s quarterly report on Form 10-Q for the period ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001)

(d)(3)	RapidStream, Inc. 1998 Stock Option Plan (incorporated by reference to Exhibit 10.1 to WatchGuard’s registration statement on Form S-8 (No. 333-86168) filed with the Securities and Exchange Commission on April 12, 2002)

(d)(4)	Form of WatchGuard Technologies, Inc. 1996 Stock Incentive Compensation Plan Stock Option Letter Agreement

(d)(5)	Form of WatchGuard Technologies, Inc. 1996 Stock Incentive Compensation Plan Nonqualified Stock Option Letter Agreement

(d)(6)	Form of WatchGuard Technologies, Inc. 2000 Stock Option Plan Nonqualified Stock Option Letter Agreement

(d)(7)	Form of RapidStream, Inc. 1998 Stock Option Plan Stock Option Letter Agreement